Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Greenwood Village, Colorado 80111
October 5, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Varifund Variable Annuity Contract and Varifund Advisor Variable Annuity Contract
Varifund Variable Annuity Account, Amendment No. 30
Great-West Life & Annuity Insurance Company
Registration Statement on Form N-4 (File Nos. 333-162271 and 811-05817)
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Great-West Life & Annuity Insurance Company (“GWLA”) and Varifund Variable Annuity Account (“Registrant”) hereby respectfully request the withdrawal of the above-referenced registration statement including all amendments and exhibits thereto (“Registration Statement”) for the Varifund Variable Annuity Contract and the Varifund Advisor Variable Annuity Contract (collectively, the “Contract”), originally filed with the Securities and Exchange Commission on October 1, 2009 (Accession No. 0000851066-09-000057) in connection with the merger of Canada Life Insurance Company of America and GWLA.

This Registration Statement was unnecessarily filed in an attempt to resolve a series/class identifier issue.  The series/class identifier issue was subsequently resolved and Registrant respectfully seeks withdrawal of the Registration Statement.  The Registration Statement was not declared effective.  Accordingly, no securities were sold in connection with the offering for which the Registration Statement was filed.  GWLA and Registrant believe the withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

We appreciate your assistance.  If you have any questions regarding this matter, please contact the undersigned at (303) 737-1130 or Ann Furman at Jorden Burt LLP at (202) 965-8130.

Sincerely,

Great-West Life & Annuity Insurance Company
Varifund Variable Annuity Account

/s/ W. Michael Cirelli

W. Michael Cirelli
Counsel

cc:           Patrick F. Scott, Esq.
Office of Insurance Products